# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Orion Properties Inc., CIK 0001873923
CUSIP: 68629Y103
Title of class of securities: Common Stock of Beneficial Interest, $0.001 par value per share
Address of issuer's principal executive offices: 2398 E. CAMELBACK ROAD, SUITE 1060, 2398 E. CAMELBACK ROAD, SUITE 1060, PHOENIX, Arizona (AZ), 85016
Date of event which requires filing of this statement: 07/17/2025
Amends the filing with accession number 0001534242-25-000010
Filed by CIK 0001534242
Persons authorized to receive notices and communications: Jeremy M. Traster, 1010 S Federal Highway, Suite 2900, Hallandale Beach, Florida (FL), 33009, 3055605236

## Reporting persons
- Kawa Capital Management, Inc (CIK 0001534242): type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,474,027; shared dispositive power 5,474,027; aggregate amount beneficially owned 5,474,027 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock of Beneficial Interest, $0.001 par value per share
Name of issuer: Orion Properties Inc.
Address of issuer's principal executive offices: 2398 E. CAMELBACK ROAD, SUITE 1060, 2398 E. CAMELBACK ROAD, SUITE 1060, PHOENIX, Arizona (AZ), 85016
Comment: This statement constitutes Amendment No. I to the Schedule 13D relating to the common shares of beneficial interest, $0.001 par value per share (the "Common Shares"), of Orion Properties Inc., a Maryland real estate investment trust (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 20, 2025 (the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

On July 17, 2025, Kawa Capital Management, Inc. ("Kawa") sent a letter to the Board of the Issuer pursuant to which Kawa increased its proposal to acquire all of the outstanding Common Shares of the Issuer, including all of the outstanding common partnership interests in Orion Properties Inc., to a price of $2.75 per share (the "Revised Proposal"). Prior to the Revised Proposal and following delivery by Kawa of its previously disclosed Proposal, the Board informed Kawa of the Issuer's Board's decision to reject the Proposal. Following this decision and communication, Kawa has engaged in discussions with Issuer's Board regarding a potential transaction.

The foregoing description of the Revised Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Revised Proposal, which is attached hereto as Exhibit 7.02, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7.02 The Revised Proposal from Kawa Capital Management, Inc. to the Board of the Issuer, dated as of July 17, 2025

## Signatures
- Kawa Capital Management, Inc: /s/Daniel Ades, Daniel Ades, Director (07/17/2025)